Exhibit 99.3

PRELIMINARY TERM SHEET

Subordinated Notes Payable (the “Notes”)

Acknowledgement of Receipt

I/We acknowledge the following regarding this Preliminary Term Sheet (“Term Sheet”): This is only a preliminary term sheet. The final terms for any Notes that I may purchase will be provided in those Notes, and those terms may be different from this Term Sheet. I also have received a more detailed description of the Notes and the Company, including potential risks. The Notes are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or any other government agency. The Notes are not guaranteed under any temporary or permanent insurance programs of the Federal Deposit Insurance Corporation. In fact, the Notes, when issued, will be unsecured, ineligible as collateral for a loan by the Bank of Botetourt, and subordinated to claims of depositors and all other creditors of the Bank.

This Preliminary Term Sheet does not constitute an offer, and the terms set forth are subject to change until a definitive written agreement regarding the Notes is executed in writing. No party may rely on any promises inconsistent with this paragraph.

Not FDIC Insured	May Lose Value No Bank Guarantee

I/We acknowledge receipt of a copy of this Term Sheet and confirm the statements made above.

By:	Date:

By:	Date:

PRELIMINARY TERM SHEET

Subordinated Notes Payable (the “Notes”)

Subject to Change

Issuer:	Bank of Botetourt (the “Bank”)

Amount:	Up to $5,000,000, in the aggregate

Minimum Purchase:	$10,000
Maximum Purchase:	$500,000, subject to Board accepting more in its sole discretion

Maturity:	Series A: August 1, 2018
Series B: August 1, 2021

Interest Rate:	Series A: 6.75%
Series B: 7.75%

Price:	100% of face value

Interest Payments:	Quarterly in arrears (30/360 convention)

Amortization:	None (bullet maturity)

Use of Proceeds:	For general working capital purposes and the repayment of existing indebtedness (at the discretion of the issuer)

Ranking:	The Notes are subordinated to claims of depositors and other creditors of the Bank, are unsecured, and are ineligible as collateral for a loan by the Bank. Payments due on the Notes, including any repayment of principal, will be subject to our general credit risk and the approval of bank regulatory agencies. The Notes are not deposits and are not insured by the Federal Deposit Insurance Corporation.

Optional Prepayment:

105% of par, if redeemed before August 1, 2012

104% of par, if redeemed between August 1, 2012 and July 31, 2013

103% of par, if redeemed between August 1, 2013 and July 31, 2014

102% of par, if redeemed between August 1, 2014 and July 31, 2015

101% of par, if redeemed between August 1, 2015 and July 31, 2016

100% of par, if redeemed on or after August 1, 2016

(All prepayments are subject to regulatory approval)

Event of Default:	Receivership

Acceleration:	The Notes may be accelerated only in the case of an Event of Default

Covenants:	The Bank agrees that it will do or cause all things necessary to preserve its status as an insured depository institution

Information Rights:	As a regulated banking institution, the Bank files quarterly Call Reports with the FDIC that contain detailed financial information concerning the financial performance and condition of the Bank. Copies of these reports may be viewed electronically at the websites of the FFEIC or FDIC, or the Bank will provide a copy to any Note holder or interested investor upon request.

Holder Representations:	Each holder must represent that an investment in the Notes will not adversely affect such holder’s overall need for diversification and liquidity. In addition, each holder will be required to represent that he or she has received all information requested in connection with the Notes and the Bank, and that he or she is not acquiring the Notes for resale.

No Listing or Market:	The Bank does not intend to apply for a listing of the Notes on a securities exchange or an automated dealer quotation system. No broker dealer is contractually obligated to make a market in the Notes and there can be no assurance as to the development or liquidity of any market for the Notes. Accordingly, a holder should possess the financial wherewithal to hold the Notes until their maturity date. No market forces determined the interest rates for the Notes; those rates were set by management with little market comparison.

Plan of Distribution:	It is intended that Notes will be sold directly by the Bank on a continuous, “best efforts” basis. The Bank will not receive commissions or other compensation for sales made in this manner. The Bank reserves the right, however, without notice, to offer Notes through one or more selling agents or brokers on an exclusive or non-exclusive basis and to pay fees and commissions which the Bank believes to be appropriate.

Certificated:	The Notes are issuable only in registered, certificated form without coupons and in minimum denominations of $10,000 and in multiples of $1,000 in excess thereof.

Uninsured:	The Notes are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under any temporary or permanent insurance program of the Federal Deposit Insurance Corporation.

This Preliminary Term Sheet does not constitute an offer, and the terms set forth are subject to change until a definitive written agreement regarding the senior notes is executed in writing. No party may rely on any promises inconsistent with this paragraph.

Not FDIC Insured	May Lose Value No Bank Guarantee

3